Exhibit 1.1

ASSET PURCHASE AGREEMENT

THIS AGREEMENT, made and entered into effective this l2th day of December, 2007 by and between Wind Energy America Inc., a Minnesota corporation (“Buyer”) and Boreal Energy, Inc., a Minnesota corporation (“Seller”).

WITNESSETH, WHEREAS Buyer is a publicly traded corporation which is a reporting company under the Securities Exchange Act of 1934, and is engaged in the wind power industry; and

FURTHER WHEREAS Seller is a wind power development stage company holding and owning certain assets as set forth below; and Buyer has offered to purchase Seller’s assets on the terms and conditions contained in this Asset Purchase Agreement (“Agreement”); and

FURTHER WHEREAS Buyer and Seller now mutually desire to enter into this Agree-ment whereby Seller’s assets will be purchased by Buyer solely for common stock of Buyer as provided herein, and both parties hereto understand and intend that this Agree-ment shall qualify as a tax-free transaction pursuant to Section 368(a)(1)(C) of the Internal Revenue Code.

NOW, THEREFORE, for valuable consideration and upon the mutual representations, covenants, warranties, understandings and conditions contained in this Agreement, the parties hereto agree as follows:

ARTICLE 1

Plan of Asset Purchase

l.1  Nature of Purchase.  It is the agreement and intention of both parties hereto that all of the following described assets of Seller shall be sold, transferred, assigned, conveyed and delivered to Buyer on the Closing Date of this Agreement solely for capital common stock of Buyer as set forth in this Agreement.

1.2  Description of Assets.  The assets of Seller being purchased by Buyer hereunder shall include, but not be limited to, the following:

i.  all ownership or development rights of Seller to current or prospective wind farms or projects now under development or being designed or assessed by Seller for future development in Minnesota, Iowa, North Dakota, South Dakota, Montana, Wisconsin, Ontario or any other locations in North America;

ii.  any and all equipment and tools, turbine or transmission assets or properties or any purchase or option rights thereto related to current or future wind farm projects of Seller;

iii.  any wind power leases, options or easements held by Seller;

iv.  all written or oral contract or other rights related to Seller’s current or future wind farm development including power off-take rights or agreements, power purchase agree-ments, interconnection agreements, and governmental or other permits or consents; and any other direct or indirect rights of Seller under any contracts, leases, agreements, commitments and other arrangements or transactions related to Seller’s current or future wind farm development;

v.  all of Seller’s interest and rights in and to any Intellectual Property or other intan-gible property used in or related to Seller’s current or future wind farm development;

vi.  all of Seller’s records and files related to the assets being sold hereunder including, without limitation, general and financial records, test data, meter reading records, power purchase agreements or related documents, interconnection documents or contracts, off-take documents, property lease or easement or option contracts or documents, engineering or site determination or planning documents or plans, maintenance and warranty docu-ments, governmental regulatory documents or files relating to approvals or consents of governmental agencies or authorities, research records, and correspondence or any other documents related to Seller’s current or future wind farm development;

vii.  all of Seller’s interest in any revenues accruing after the Closing Date and related to the assets being sold under this Agreement; and

viii.  all claims, causes of action, rights of recovery or set-off of any kind of Seller, if any, that related to the assets being sold under this Agreement.

Transfer by Seller to Buyer of the foregoing assets on the Closing Date of this Agree- ment shall include all right, title and interest of Seller to such assets wherever located.

1.3  Exclusion of Liabilities.  Unless consented to by Buyer in writing after the date of this Agreement, Buyer will not assume any debt, liability or obligation of Seller and shall not become liable for any obligations or liabilities of Seller of any nature whatsoever now existing. Buyer also shall not be liable for any damages, losses or expenses related to or arising from or in connection with any investigation, proceeding, litigation, action or request initiated by a governmental regulatory body related to the assets being sold hereunder which occurred prior to the Closing Date.

1.4  Transfer Documentation.  In order to effect the transfer of the assets being sold under this Agreement, Seller shall deliver on the Closing Date all conveyance and other documents and consents as are necessary to convey, record and perfect title in Buyer to the assets being sold by Seller hereunder, with such documents to be in form and substance satisfactory to Buyer and as may be necessary under the laws of the jurisdiction where such assets are governed to effect such transfer from Seller to Buyer.

ARTICLE 2

Purchase Price

2.1  Consideration.  As consideration for the assets being purchased hereunder and for the covenants and warranties of Seller contained herein, Buyer shall pay to Seller solely in common stock of Buyer up to 30,000,000 common shares of common stock determined as follows:

i.  20,000,000 shares for all development and other rights of Seller to wind projects now under development (Gascoyne, Averill and Ontario) plus “pipeline” wind projects for future development estimated at l,200 megawatts of capacity which are under design and being planned in Minnesota, North and South Dakota, Montana, Wisconsin and Ontario. These 20 million common shares for wind energy projects are in consideration for bona fide pipeline projects now held and being developed by Seller in the total amount of 1,200 megawatts. To the extent there is any shortfall in the amount of megawatts in such pipeline projects, the Seller has the option to substitute projects so that the pipeline equals or exceeds 1,200 megawatts.

ii.  10,000,000 shares for assets of Seller which are attributed to assets such as wind turbines, substations, land and buildings which Seller is in the process of trading for its interest in Navitas Energy, Inc., which is valued on the financial statements of Seller for $11 Million. Buyer must be satisfied that it is receiving full value of $11 Million in consideration for this 10,000,000 shares of Buyer’s common stock.

2.2  Restricted Securities.  All common stock of the Buyer issued incident to this Agreement shall be “restricted securities” as defined in federal securities laws and regulations, meaning that such shares will not be registered under any securities laws or regulations, and must be taken by Seller for long-term investment with no present view toward further transfer, resale or other disposition thereof; and accordingly any future resale, transfer or other disposition of such securities must be either i) registered under applicable securities laws, or ii) exempt from such registration under an appropriate exemption satisfactory to Buyer. All certificates for common stock of Buyer will bear a restrictive legend to evidence such investment intent of Seller.

ARTICLE 3

Closing

3.1  The Closing.  The closing of the transaction set forth in this Agreement shall take place at the offices of Seller in Vadnais Heights, MN at 10:00 a.m. local time on or before January 15, 2007 provided the satisfaction or waiver of all conditions in this Agreement have occurred, or at such later date, time or place as the parties may agree (the “Closing Date”). The Closing shall be deemed to be effective as of 11:59 p.m. local time on the Closing Date.

3.2  Deliveries of Seller.  At the closing, Seller shall deliver or cause to be delivered to Buyer the following:

(a)  Assignments and Bills of Sale or similar title documents satisfactory to Buyer which conveys all right, title and interest in the Assets to Buyer;

(b)  Copies of resolutions of Seller’s Board of Directors and of the Seller’s shareholders, certified by the Secretary of Seller as having been duly and validly adopted and in full force and effect, approving and authorizing execution and delivery of this Agreement and performance by Seller of the transactions contemplated hereby; and

(c)  A written representation of Seller to the effect and meaning that Seller acknowledges that it is receiving unregistered securities of Buyer incident to this transaction which must be taken by Seller with no present intention or view toward further disposition thereof.

3.3  Deliveries of Buyer.  At the Closing, Buyer shall deliver or cause to be delivered to Seller the following:

a.  The unregistered shares of common stock of Buyer required by the terms of this Agreement, which shall bear Buyer’s standard restrictive legend prohibiting further resale, transfer or other disposition thereof unless registered under applicable securities laws or exempt from such registration; and

b.  Copies of Buyer’s resolutions of it’s Board of Directors and of its shareholders, certified by the Secretary of Buyer as having been duly and validly adopted and in full force and effect, approving and authorizing execution and delivery of this Agreement and performance by Buyer of the transactions contemplated hereby; and that after delivery of Buyer’s common shares incident hereto, all of such shares shall be legally and validly issued and fully paid and nonassessable.

3.4  Further Documents.  The parties shall execute and deliver, or cause to be executed and delivered, such other instruments, documents, consents or certificates as the other parties may reasonably request to effect or evidence the consummation of the transactions contemplated by this Agreement.

ARTICLE 4

Status of Navitas

4.1  Ownership.  Seller will replace such Navitas asset with turbine equipment or other assets which are equal in value to the Navitas common stock on its financial statement.

ARTICLE 5

Certain Pre-Closing Conditions

5.1  Nominee of Director By Seller.  Prior to closing this Agreement, Seller shall choose a person to be added to Buyer’s Board of Directors, who will upon closing be added to the Board of Directors of Buyer.

5.2  Voting Trust.  At least half of the common shares of Buyer issued to Seller incident to this Agreement shall be subject to a two-year voting trust in favor of Dr. Frederick Fish and Seller’s Director Nominee, and any further transfer or distribution of such shares by Seller shall only be valid if the transferees or distributees continue to be bound by such voting trust until expiration of its two-year term.

5.3  Personnel/Office Spaces of Seller.  Future employment by Buyer of any current personnel of Seller shall be determined by the parties hereto and agreed to by Buyer in writing prior to closing this Agreement, including terms of compensation for any such personnel, and also the amount of office spaces and rental terms thereof necessary for any such personnel shall be agreed to by Buyer prior to closing this Agreement.

5.4  Proxy Statement.  No outstanding comments from the SEC on the Proxy Statement of Buyer to be submitted to the SEC for this asset purchase shall exist prior to closing this transaction.

5.5  Submission of Agreement to Directors and Shareholders.  Approval of this Agreement and its asset purchase terms shall be obtained by the Board of Directors and Shareholders of both Buyer and Seller pursuant to their respective bylaws and the laws of the State of Minnesota.

5.6  Due Diligence Investigations.  Between the date of this Agreement and the closing of this asset purchase transaction, the parties hereto and their respective officers and representatives may make such investigation of each other and their respective business and financial records and affairs, assets and liabilities, status of properties, and any other matters as each party hereto deems necessary or advisable in furtherance of the terms and conditions of this Agreement, including having access to all premises and books of each other as well as documents setting forth any material contract or commitment of each party, which access shall be at all reasonable times; and the executive officers of each party hereto shall furnish to each other whatever financial, property, development and operational data and information with respect to each other as is reasonably requested by the other party.

Neither party hereto or any of their respective managements or representatives shall disclose to a third party any private or confidential information or materials or matters on the other party which were obtained or discovered in connection with their respective due diligence review and investigation of each other.

ARTICLE 6

Representations and Warranties of Seller

Seller represents and warrants to Buyer as follows:

6.1  Authority, Organizations and Consents.

a.  Authority — Seller has full corporate power and authority to execute and deliver this Agreement and any documents required hereby, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Such execution and delivery, performance of obligations and consummation of transactions will prior to closing have been duly authorized by all necessary corporate action on the part of Seller and Seller’s shareholders and no other corporate proceedings on the part of Seller or any other party will be necessary to consummate this transaction. This Agreement has been duly executed and delivered by Seller and it constitutes the valid and binding obligation of Seller and is enforceable against Seller in accordance with the respective terms and conditions of this Agreement.

b.  Organization — Seller is a business corporation duly organized and incorporated, validly existing and in good standing in its state of incorporation, and has full corporate power and authority to carry on its business as now conducted.

c.  Consents — Except as specifically set forth in this Agreement, no material consent; approval, or filing or registration with any governmental authority and no consent or authorization from any other entity or person, is required for the execution, delivery and performance of this Agreement by Seller, or the consummation of the transactions contemplated by this Agreement.

d.  No Violation — The execution, delivery and performance by Seller of this Agreement, and the consummation of the transactions hereunder, do not and will not contravene or constitute a default under or give rise to a right of termination, cancellation or acceleration of any right of Seller or to a loss of any benefit to which Seller is entitled under (i) any provision of applicable laws or regulations; (ii) governing documents of Seller; or (iii) any judgment, injunction, order or decree binding upon Seller, or will not result in the creation or imposition of any lien on any asset.

6.2  Financial Statements.  Seller has delivered to Buyer certain audited and unaudited financial statements related to the business and financial condition of Seller. These financial statements were prepared from the books and records of Seller in accordance with U.S. GAAP applied on a consistent basis, and they fairly present in all material respects the financial condition of Seller at the date and for the periods shown.

6.3  Absence of Certain Developments.  From January l, 2007 to the date of this Agreement, Seller has not unless already disclosed to Buyer:

a.  mortgaged, pledged or subjected to any lien any of the Assets;

b.  sold, leased, assigned, transferred or otherwise disposed of the Assets or any rights, interests or title in or to the Assets;

c.  made any material capital expenditures not disclosed to the Buyer;

d.  suffered any material damage, destruction or loss of any property or rights related to the Assets; or

e.  been the subject of any inquiry or action taken or threatened by any regulatory authority having jurisdiction over the Assets.

6.4  Title to Assets.  Other than the uncertainty involving Navitas, Seller has valid and legal title and interest in and to the Assets, free and clear of all liens, and on the Closing Date the Seller will own and have valid interest and title in all the Assets, free and clear of all liens and encumbrances.

6.5  Delivery and Nature of Contracts

a.  Seller has delivered or will deliver prior to closing to Buyer true and complete copies of all material contracts, leases or agreements related to the Assets and Seller’s business operations. Each such contract or agreement is in full force and effect and is valid, binding and enforceable in accordance with its terms.

b.  Seller is not in material breach of any material provision of any contract, lease or agreement or commitment related to the Assets or Seller’s business. To Seller’s knowledge, no other party is in material breach of any such contracts, leases or agreements. Moreover, no event has occurred that constitutes a material default by Seller under any such contract, lease or agreement.

6.6  Litigation.  There are no claims, actions, suits, inquiries, investigations or proceedings pending or threatened relating to Seller in respect to the Assets or the Seller.

6.7  Compliance With Laws/Permits.  Seller has obtained all material permits and consents necessary to carry on its current wind farm development and Seller has complied in all material respects with all applicable laws, statutes and regulations of applicable federal, local and state governments relating to its business, and no claims have been filed against Seller alleging any violation of any such laws, statutes or regulations.

6.8   Environmental Matters

a:  Seller has no knowledge of environmental conditions existing on or arising or resulting from (i) noncompliance by Seller with any applicable environmental law or regulation, or (ii) the release of a regulated substance into the environment from any property upon which the business or wind farm development of Seller is being conducted.

b.  The wind energy development business of Seller has been operated at all times in material compliance with all applicable environmental laws;

c.  Seller has obtained all material governmental licenses, permits and other authorizations required by all environmental laws or agencies necessary to conduct and operate its business as currently conducted and operated. All such licenses, permits or authorizations are in full force and effect, and Seller is and at all times has been in material compliance with all such licenses, permits and authorizations.

d.  Seller has provided or will provide prior to closing to Buyer all material documents in its possession relating to the environmental condition and regulation of its business and wind farm development and the regulation of the respective properties where such business is conducted.

6.9  Obligations.  No debt, liability or obligation of any nature of Seller shall attach to the Assets after the Closing Date unless already disclosed to the Buyer.

6.10  Brokerage  There are no claims for brokerage commissions or similar compensation in connection with this Agreement or transactions contemplated hereby.

6.11  Full Disclosure  No representation or warranty of Seller contained in this Agreement contains an untrue statement of material fact or omits to state material facts required to be stated therein or necessary to make the statements made not false or misleading in any respect when made.

ARTICLE 7

Representations and Warranties of Buyer

7.1  Authority, Organization and Consents

a.  Authority — Buyer has full corporate power and authority to execute and deliver this Agreement and any documents required hereby to perform its obligations hereunder and to consummate the transactions contemplated hereby. Such execution and delivery, performance of obligations and consummation of transactions will prior to closing have been duly authorized by all necessary corporate action on the part of the Buyer, and no other corporate proceedings on the part of the Buyer are necessary to complete this transaction. This Agreement has been duly executed and delivered by Buyer and it constitutes the valid and binding obligation of Buyer in accordance with the respective terms and conditions of this Agreement.

b.  Organization — Buyer is a corporation duly organized and incorporated in Minnesota, validly existing and in good standing in its state of incorporation, and has full corporate power and authority to carry on its business as now conducted.

c. Consents — Except for informational filings related to the reporting status of Buyer with the SEC, no material consent, approval or filing from or with any governmental authority or any other entity or person is required for the execution, delivery and performance of this Agreement by Buyer.

7. 2  Brokerage — There are no claims for brokerage commissions, finder’s fees or similar compensation in connection with this Agreement and its transactions based on any agreement or arrangement made by or with Buyer.

7.3  Buyer SEC Reports — All reports and filings required by Buyer to be filed with the Securities and Exchange Commission from January 1, 2006 to the date hereof have been duly filed as required by laws and regulations of the SEC, including periodic financial information of Buyer from time to time as required by the SEC. These reports and financial data can be accessed at the SEC website address of www.sec.gov

7.4  Full Disclosure — No representation or warranty of Buyer herein contains an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements made not false or misleading in any material respect when made.

ARTICLE 8

Covenants

8.1  Cooperation — All parties hereto will use their reasonable best efforts to (i) cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions of this Agreement and applicable law, and (ii) obtain any and all consents and approvals necessary to consummate such transactions, whether from any governmental authorities or any third parties.

8.2  Conduct.of Business — From the date hereof to the Closing Date, Seller shall cause its business to be conducted in the ordinary course consistent with past practice, including (i) maintaining the assets, properties, equipment and interests of its business in good repair, order and condition, (ii) maintaining the books, accounts, and records relating to its business in good order and in accordance with past practice, (iii) promptly informing Buyer in writing of any material variances from the representations of Seller contained in this Agreement, (iv) not entering into any agreement or arrangement which could cause a lien or encumbrance against the Assets, or (v) not entering into any transaction which would result in the representations and warranties of Seller herein not being true and correct in all material respects on the Closing Date.

8.3  Access — Each party hereto shall provide the others, their counsel, auditors and/or other representatives, with such information as another party from time to time reasonably may request, and shall permit the other party and its representatives reasonable access, during regular business hours and upon reasonable notice, to the offices, properties, books and records of the party, as the other may from time to time reasonably request; provided that no investigation shall affect or diminish any warranties or representations given by a party in this Agreement.

8.4  Confidentiality — Except as required by law, prior to and after the Closing Date the respective parties hereto shall not use or disclose to third persons any information made available to each of them by another party hereto in connection with their respective business or the transfer of Assets hereunder unless such disclosure is made with the written consent of all parties hereto. Without limitation, this obligation of confidentiality shall apply to current business and development practices, business plans, strategies, technologies and future business relationships of either corporate party hereto or their affiliates. Disclosure relating to the business, plans and strategies, and future business relationships of Buyer or Seller shall not be deemed to be in the public domain merely because they are included in general disclosure in the public domain.

ARTICLE 9

Conditions to Buyer’s Obligations

The obligations of Buyer to consummate the transactions hereunder shall be subject to the satisfaction (or waiver by Buyer in writing), on or prior to the Closing Date, of all the following conditions:

9.1  Representations, Warranties and Covenants.  The representations and warranties of Seller contained herein shall be true in all material respects on and as of the Closing Date, and the Seller shall have, in all material respects, performed and complied with all of its agreements and covenants contained herein to be performed on or prior to the Closing Date.

9.2  No Prohibition.  No statute, rule or regulation or order of any court or governmental agency prohibiting consummation of the transactions contemplated hereby shall be in effect.

9.3  Deliveries.  Seller shall have made or caused to have been made delivery to Buyer of the items set forth in Section 3.2 hereof.

9.4  Corporate Approval.  This Agreement and the transactions contemplated hereby shall have been approved by the Directors and shareholders of Seller as required.

9.5  No Material Adverse Change.  Since the date of this Agreement, no change in the business, financial condition, properties, wind farm development or assets of Seller shall have occurred that has had or would be reasonably likely to have a material effect on the Assets or the business of Seller.

ARTICLE 10

Conditions to Seller’s Obligations

The obligations of Seller to consummate the transactions hereunder shall be subject to the satisfaction (or waiver by Seller in writing), on or prior to the closing Date, of all the following conditions:

10.1  Representations, Warranties and Covenants.  The representations and warranties of Buyer contained herein shall be true in all material respects on and as of the Closing Date, and the Buyer shall have, in all material respects, performed and complied with all agreements and covenants contained herein to be performed by Buyer on or prior to the Closing Date.

10.2  No Prohibition.  No statute, rule or regulation or order of any court or governmental agency prohibiting consummation of the transactions contemplated by this Agreement shall be in effect.

10.3  Deliveries.  Buyer shall have made or caused to have been made delivery to Seller the items set forth in Section 3.3 hereof.

10.4  Corporate Approval.  This Agreement and the transactions contemplated hereby shall have been approved by the Board of Directors and Shareholders of Buyer.

10.5 No Material Adverse Change. Since the date of this Agreement, no change in the business, financial condition or properties of Buyer shall have occurred that has had or would reasonably likely have a material adverse effect on Buyer.

ARTICLE 11

Indemnification

11.1  Survival.  The representations and warranties of the parties contained herein shall survive the Closing and shall remain in full force and effect thereafter until the expiration of any statute of limitations.

11.2  Indemnification by Seller.  The Seller shall indemnify and hold Buyer harmless from and against any losses resulting from any breach of any of the representations or warranties of Seller contained in this Agreement.

11.3  Indemnification by Buyer — Buyer shall indemnify and hold harmless the Seller against any losses resulting from any breach of any of the representations and warranties of Buyer contained in this Agreement.

11.4  Notice of Indemnification — Any party seeking indemnification under this Article 11 provision shall promptly cause written notice of the assertion of such claim of indemnity to be forwarded to the other party, which written notice shall state specifically the representation or warranty or agreement with respect to which the claim is made or based upon, the facts giving rise to such claim, and the amount of the liability asserted against the indemnifying party by reason of the claim.

ARTICLE 12

Termination

12.1 Termination. This Agreement may be terminated at any time prior to Closing:

a.  by the mutual written consent of all parties hereto;

b.  by Buyer if there has been a material breach of a representation or warranty or covenant by Seller and such breach has not been cured by the Closing Date; or

c.  by Seller if there has been a material breach of a representation or warranty or covenant by Buyer and such breach has not been cured by the Closing Date.

ARTICLE 13

Miscellaneous

13.1  Entire Agreement.  This Agreement contains the entire understanding of the parties hereto in respect of its subject matter and supercedes all prior agreements and understandings between the parties with respect to such subject matter, whether written or oral. There are no restrictions, promises, representations, warranties, or covenants other than those expressly set forth or referred to in this Agreement.

13.2  Amendment or Waiver.  No waiver and no modification or amendment of any provision of this Agreement shall be effective unless specifically made in writing and duly agreed to by all parties to this Agreement. Waiver by any party of any breach or failure to comply with any provision or term of this Agreement by another party shall not be construed as, or constitute, a continuing waiver, or a waiver of any breach of, or failure to comply with, any other provision of this Agreement.

13.3  Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, or permitted assigns if any, but neither this Agreement nor any of the rights and interests hereunder shall be assigned by any party hereto without the prior written consent of the other parties.

13.4  Expenses.  Each party hereto shall bear its own costs and expenses related to the negotiation, preparation, performance and consummation of this Agreement.

13.5  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota.

13.6  Severability.  Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision or term of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating or effecting the remaining provisions of this Agreement.

13.7  Notices.  All notices, requests and other communications to any party hereunder shall be in writing, will be effective upon receipt, and shall be given or made either by delivery in person, by courier service, by facsimile transmission, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses:

If to Seller: Gregory J. Jaunich

1058 Centerville Circle

Vadnais Heights, MN 55127

If to Buyer: Robert 0. Knutson

9372 Creekwood Drive

Eden Prairie, MN 55347

13.8  Publicity.  Neither party shall, without the prior consent of the other parties, issue any statement or communication to the press or public regarding this Agreement and the transactions contemplated hereby, except as required by law including the rules of the Securities and Exchange Commission.

13.9  No Third Party Beneficiary.  The provisions of this Agreement are for the sole benefit of the parties hereto, and are not for the benefit or use of any third party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

WIND ENERGY AMERICA INC.		BOREAL ENERGY, INC.

By:	/s/ Robert O. Knutson	By:	/s/ Gregory J. Jaunich
	Robert O. Knutson, CEO		Gregory J. Jaunich, Founder